ISSUER FREE WRITING PROSPECTUS NO. 288AB
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated December 31, 2007



Return Optimization Securities with Partial Protection
Enhanced Return Strategies for Moderate Return Environments

Optimization

Deutsche Bank AG $● Securities linked to the S&P 500® Index due on or about July 31, 2009
Deutsche Bank AG $● Securities linked to the Dow Jones EURO STOXX 50® Index due on or about July 31, 2009
Deutsche Bank AG $● Securities linked to the Nikkei® 225 Index due on or about July 31, 2009
Deutsche Bank AG $● Securities linked to the NASDAQ 100® Index due on or about July 31, 2009
Deutsche Bank AG $● Securities linked to the MSCI Emerging Markets Index℠ due on or about July 31, 2009

Investment Description

Return Optimization Securities with Partial Protection ("ROS") are securities issued by Deutsche Bank AG with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the applicable Index Return is positive, at maturity you will receive your initial investment plus two (2) times the Index Return, up to the applicable Maximum Gain, providing you with an opportunity to outperform the index. Your investment will be protected against a decline in the applicable index up to the applicable Protection Percentage but will be exposed to any decline in the applicable index beyond the applicable Protection Percentage. Accordingly, you could lose up to 80% or 90%, as applicable, of your initial investment.

Features

❑ Potential to enhance returns in a moderate return environment.
❑ 2x leverage up to the applicable Maximum Gain on the ROS with downside exposure at maturity to a decline in the applicable index beyond the Protection Percentage.
❑ Your choice of five securities to meet your portfolio needs

Key Dates[1]

Trade Date	January 28, 2008
Settlement Date[2]	January 31, 2008
Final Valuation Date[2]	July 28, 2009
Maturity Date[3]	July 31, 2009

[1] The ROS are expected to price on or about January 28, 2008 and settle on or about January 31, 2008. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
[2] Subject to postponement in the event of a market disruption event and as described under "General Terms of the ROS—Market Disruption Event" in the accompanying product supplement.
[3] In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation date as postponed.

Security Offerings

There are five separate offerings of Return Optimization Securities with Partial Protection. The ROS in each offering are linked to a particular index with a specified Protection Percentage and Maximum Gain. The Protection Percentage and indicative Maximum Gain for ROS in each offering, as well as the maximum payment at maturity are listed below. The actual Maximum Gain for ROS in each offering will be set on the Trade Date, which is expected to be on or about January 28, 2008. ***The performance of ROS in each offering will not depend on the performance of any other index or ROS.***

Offering	Index Symbol[1]	Protection Percentage	Maximum Gain[2]	Multiplier	Maximum Payment at Maturity per $10 ROS[3]	CUSIP	ISIN
ROS Linked to the S&P 500® Index	SPX	10%	16.25% to 19.25%	2x	$11.63 to $11.93	25154H 608	US25154H6080
ROS Linked to the Dow Jones EURO STOXX 50® Index	SX5E	10%	18.50% to 21.50%	2x	$11.85 to $12.15	25154H 707	US25154H7070
ROS Linked to the Nikkei® 225 Index	NKY	10%	22.25% to 25.25%	2x	$12.23 to $12.53	25154H 509	US25154H5090
ROS Linked to the NASDAQ 100® Index	NDX	10%	18.50% to 21.50%	2x	$11.85 to $12.15	25154H 400	US25154H4002
ROS Linked to the MSCI Emerging Markets Index℠	MXEF	20%	25.50% to 28.50%	2x	$12.55 to $12.85	25154H 301	US25154H3012

[1] Bloomberg L.P.
[2] Actual Maximum Gain will be set on the Trade Date for each offering of ROS.
[3] Numbers have been rounded for ease of analysis.

See "Additional Terms Specific to the ROS" in this free writing prospectus. The ROS will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement AB dated December 31, 2007, underlying supplement no. 13 dated December 31, 2007 and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement AB for risks related to investing in the ROS.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement AB dated December 31, 2007 and underlying supplement no. 13 dated December 31, 2007) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest in any ROS offered hereby, you should read these documents and any other documents relating to these offerings that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409. You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of any ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement AB and underlying supplement no. 13. Any representation to the contrary is a criminal offense. ROS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Securities Linked to the S&P 500® Index			
Per Security	$10.00	$0.175	$9.825
Total			
Securities Linked to the Dow Jones EURO STOXX 50® Index			
Per Security	$10.00	$0.175	$9.825
Total			
Securities Linked to the Nikkei® 225 Index			
Per Security	$10.00	$0.175	$9.825
Total			
Securities Linked to the NASDAQ 100® Index			
Per Security	$10.00	$0.175	$9.825
Total			
Securities Linked to the MSCI Emerging Markets Index℠			
Per Security	$10.00	$0.175	$9.825
Total			

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this free writing prospectus.

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the ROS

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the ROS are a part, and the more detailed information contained in product supplement AB dated December 31, 2007 and underlying supplement no. 13 dated December 31, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 13 dated December 31, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507273398/d424b21.pdf
- Product supplement AB dated December 31, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507273393/d424b21.pdf
- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "ROS" refers to each offering of Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The ROS of one or more offerings may be suitable for you if:

- You believe that the applicable index will appreciate moderately—meaning that you believe such index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity applicable to such offering.
- You are willing to risk losing up to 80% or 90%, as applicable, of your initial investment.
- You are willing to forgo dividends paid on the stocks included in the applicable index.
- You do not seek current income from this investment.
- You are willing and able to hold the ROS to maturity.
- You are willing to invest in securities for which there may be little or no secondary market.

The ROS of any offering may not be suitable for you if:

- You do not believe the applicable index will appreciate over the term of the ROS, or you believe the index will appreciate by more than the indicative Maximum Gain at maturity applicable to such offering.
- You are unwilling to make an investment that is exposed to the downside performance risk of the applicable index beyond the applicable Protection Percentage.
- You seek an investment that is exposed to the full potential appreciation of the applicable index, without a cap on participation.
- You prefer to receive the dividends paid on any stocks included in the applicable index.
- You seek current income from this investment.
- You are unable or unwilling to hold the ROS to maturity.
- You seek an investment for which there will be an active secondary market.

Common Terms for Each Offering of ROS

Issuer	Deutsche Bank AG, London Branch
Rating	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard and Poor's has assigned a rating of AA to securities, such as the ROS offered hereby, issued under Deutsche Bank AG's Global Notes Program, series A.[1]
Issue Price	$10 per ROS
Term	18 months
Payment at Maturity (per $10)	**If the Index Return is positive,** you will receive a cash payment per $10.00 Security face amount that provides you with a return on your investment equal to the Index Return *multiplied* by 2, subject to the Maximum Gain. Your final payment per $10.00 Security face amount will be equal to the *lesser* of: $10.00 + ($10.00 x Index Return x Multiplier); and $10 + ($10 x Maximum Gain) **If the Index Return is zero or negative and the decline from the Index Starting Level to the Index Ending Level is equal to or less than the Protection Percentage,** you will receive a cash payment of $10.00. **If the Index Return is negative and the decline from the Index Starting Level to Index Ending Level is greater than the Protection Percentage,** you will receive: $10.00 + ($10.00 x (Index Return + Protection Percentage))
Index Return	$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Index Starting Level	The closing level of the applicable index on the Trade Date.
Index Ending Level	The closing level of the applicable index on the Final Valuation Date.

The performance of ROS in each offering will depend on the performance of the index to which the ROS in such offering are linked and will not depend on the performance of any other index or ROS.

Specific Terms for Each Offering of ROS

	Protection Percentage	Multiplier	Maximum Gain*
ROS Linked to the S&P 500® Index	10%	2	16.25% to 19.25%
ROS Linked to the Dow Jones EURO STOXX 50® Index	10%	2	18.50% to 21.50%
ROS Linked to the Nikkei® 225 Index	10%	2	22.25% to 25.25%
ROS Linked to the NASDAQ 100® Index	10%	2	18.50% to 21.50%
ROS Linked to the MSCI Emerging Markets Index℠	20%	2	25.50% to 28.50%

* To be set on the Trade Date

Determining Payment at Maturity for Each Offering Per $10 ROS

Determine the Index Return	The percentage change from the Index Starting Level to the Index Ending Level
Is the Index Return positive? — Yes	You will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Index Return *multiplied* by 2, subject to the Maximum Gain. Your final payment per $10.00 ROS face amount will be equal to the *lesser* of: $10 + ($10 x Index Return x Multiplier); and $10 + ($10 x Maximum Gain)
No → Is the Index Return zero or negative and the decline from the Index Starting Level to the Index Ending Level equal to or less than the Protection Percentage? — Yes	You will receive a cash payment of $10
No → Is the Index Return negative and the decline from the Index Starting Level to the Index Ending Level greater than the Protection Percentage? — Yes	You will receive: $10 + ($10 x Index Return + Protection Percentage)

What are the tax consequences of the ROS?

You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, although the tax consequences of an investment in the ROS are uncertain, we believe it is reasonable to treat the ROS as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your ROS, except pursuant to a sale or exchange, and your gain or loss on the ROS should be long-term capital gain or loss if you hold the ROS for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the ROS, the timing and/or character of income on the ROS might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses on whether to require holders of instruments such as the ROS to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the relevance of factors such as exchange-traded status of the investment and the nature of the underlying property to which it is linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly on a retroactive basis.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.
For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the ROS (including alternative treatments and the potential implications of the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

[1] A credit rating is not a recommendation to buy, sell or hold the securities, and may be subject to revision or withdrawal of any time by the assigning rating agency.

Key Risks

An investment in any offering of ROS involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the "Risk Factors" section of the accompanying product supplement AB. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in any of the ROS offered hereby.

- **You may lose up to 80% or 90%, as applicable, of your initial investment** – The ROS do not guarantee any return of your initial investment in excess of either $2.00 or $1.00, as applicable, per $10.00 ROS face amount. If the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage, for every 1% decline in the applicable index beyond the Protection Percentage, you will lose 1% of your initial investment.

- **No assurances of moderate-return environment** – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

- **Maximum return** – Your appreciation potential is limited to the applicable Maximum Gain even if the applicable Index Return is greater than the Maximum Gain.

- **Credit of issuer** – An investment in the ROS is subject to the credit risk of Deutsche Bank AG, and the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the ROS.

- **No periodic coupon payments, dividend payments or voting rights** – As a holder of ROS, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the applicable index would have.

- **ROS not the same as the index** – Owning the ROS is not the same as owning the stocks composing the applicable index or a security directly linked to the performance of such index.

- **Limited liquidity** – The ROS offered hereby will not be listed and there will not be an active secondary trading market.

- **Price prior to maturity** – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the applicable index; the volatility of such index; the composition of such index; the dividend rate on the stocks composing such index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

- **Impact of fees on secondary market prices** – Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

- **Potential Deutsche Bank AG impact on price** – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the applicable index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising such index, may adversely affect the market value of the stocks composing the index, the level of the index, and, therefore, the market value of the applicable offering of ROS.

- **Potential conflict of interest** – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the applicable index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the applicable Index Return and payment at maturity based on observed levels of such index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG** – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding a particular offering of ROS. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the applicable offering of ROS.

- **Uncertain tax treatment** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the ROS, the timing and/or character of income thereon might differ materially and adversely from the description herein. In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on a number of issues related to "prepaid forward contracts" and similar instruments, such as the ROS. The notice focuses on whether to require holders of instruments such as the ROS to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the relevance of factors such as exchange-traded status of the investment and the nature of the underlying property to which it is linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly on a retroactive basis. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences" and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including alternative treatments and the potential implications of the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Risks Specific to an investment in the ROS linked to the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index

- **Currency Risk** – The Index Return for the ROS will not be adjusted for changes in exchange rates. While the stocks included in the Dow Jones EURO STOXX 50® or the Nikkei® 225 Index are denominated in currencies other than the U.S. dollar, the Index Return for those offerings of ROS will not be adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Dow Jones EURO STOXX 50® or the Nikkei® 225 Index are denominated appreciate or depreciate relative to the U.S. dollar over the term of the ROS, you will not receive an additional payment or incur any reduction in payment at maturity.

4

- **Non-U.S. Securities Markets Risks** – The stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the ROS linked to these indices.
- **We are currently one of the companies that make up the Dow Jones EURO STOXX 50® Index** – We are currently one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with any of the other companies whose stock is included in the Dow Jones EURO STOXX 50® Index, the S&P 500® Index, the Nikkei® 225 Index, the NASDAQ 100® Index, or the MSCI Emerging Markets Index^{SM}. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index, the NASDAQ 100® Index, MSCI Emerging Markets Index^{SM}, or the ROS. None of the money you pay us will go to the respective sponsors of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index, the NASDAQ 100® Index, or the MSCI Emerging Markets Index^{SM} (the "index sponsors") or any of the other companies included in the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index, the NASDAQ 100® Index, or the MSCI Emerging Markets Index^{SM} and none of those companies will be involved in the offering of the ROS in any way. Neither those companies nor the index sponsors will have any obligation to consider your interests as a holder of the ROS in taking any corporate actions that might affect the value of the ROS.

Risks Specific to an investment in the ROS Linked to the MSCI Emerging Markets Index^{SM}

- **Currency Risk** – The prices of the stocks underlying the Index are converted into U.S. dollars in calculating the level of the Index. As a result, the holders of the ROS will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities underlying the Index trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks underlying the MSCI Emerging Markets Index^{SM}, and the value of your ROS.

- **Emerging Markets Risk** – The MSCI Emerging Markets Index^{SM} is exposed to the political and economic risks of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the performance of your ROS.

ROS Linked to S&P 500® Index, Maximum Gain of 16.25% to 19.25% (to be set on Trade Date)

The S&P 500® Index is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. As discussed more fully in underlying supplement no. 13 under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, with the number of companies included in each group as of December 28, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (35); Financials (93); Health Care (51); Industrials (56); Information Technology (70); Materials (28); Telecommunications Services (9); and Utilities (31).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page "SPX <Index><GO>" or from the S&P website at www.standardandpoors.com.

Information contained in the S&P website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the S&P 500® Index from January 1, 1997 to December 28, 2007. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.



Index Closing Level
1800
1600
1400
1200
1000
800
600
400
Jan-1997
Jan-1999
Jan-2001
Jan-2003
Jan-2005
Jan-2007

Source – Bloomberg L.P.

The closing level of the S&P 500® Index on December 28, 2007 was 1,478.49.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading "The S&P 500® Index" in underlying supplement no. 13.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 17.75% and a range of performance for the S&P 500® Index from +35% to -35%. The actual Maximum Gain for each offering will be set on the Trade Date.



The ROS pay two times the positive Index Return up to the Maximum Gain on the Securities of 17.75%
The ROS participate fully in the decline of the index if such decline is greater than 10.00%
If the Index appreciates by more than 8.875%, the ROS pay the Maximum Gain of 17.75%
Return on Notes
35%
25%
15%
5%
-5%
-15%
-25%
-35%
-35% -30% -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35%
Index Return at Maturity
ROS
Index

Index Return		Security Return
40.00% 30.00% 20.00%	Maximum Gain	17.75% 17.75% 17.75%
8.88% 5.92% 2.96%	2x Index Return	17.75% 11.83% 5.92%
0%		0%
-20.00% -30.00% -40.00%	10% Downside Protection	-10.00% -20.00% -30.00%

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60.

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level. Since two times the Index return of 20% is more than the Maximum Gain of 17.75%, you will receive the Maximum Gain of 17.75%, or $11.78 per $10 ROS.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 3% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00, calculated as follows: $10.00 + ($10.00 x (-20% + 10%)).

ROS Linked to Dow Jones EURO STOXX 50® Index, Maximum Gain of 18.50% to 21.50% (to be set on Trade Date)

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited. As discussed more fully in underlying supplement no. 13 under the heading "The Dow Jones EURO STOXX 50® Index," the Dow Jones EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The Dow Jones EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

You can obtain the level of the Dow Jones EURO STOXX 50® Index at any time from the Bloomberg Financial Markets page "SX5E <Index> <GO>" or from the STOXX Limited website at www.stoxx.com.

Information contained in the STOXX Limited website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the Dow Jones EURO STOXX 50® Index from January 1, 1997 to December 28, 2007. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance.


Index Closing Level
6400
5400
4400
3400
2400
1400
400
Jan-1997
Jan-1999
Jan-2001
Jan-2003
Jan-2005
Jan-2007

Source – Bloomberg L.P.

The closing level of the Dow Jones EURO STOXX 50® Index on December 28, 2007 was 4,404.64.

The information on the Dow Jones EURO STOXX 50® Index provided in this free writing prospectus should be read together with the discussion under the heading "The Dow Jones EURO STOXX 50® Index" in underlying supplement no. 13.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 20.00% and a range of performance for the Dow Jones EURO STOXX 50® Index from +35% to -35%. The actual Maximum Gain for each offering will be set on the Trade Date.


The ROS pay two times the positive Index Return up to the Maximum Gain on the Securities of 20.00%
The ROS participate fully in the decline of the index if such decline is greater than 10.00%
If the Index appreciates by more than 10.00%, the ROS pay the Maximum Gain of 20.00%
Return on Notes
35%
25%
15%
5%
-5%
-15%
-25%
-35%
-35% -30% -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35%
Index Return at Maturity
ROS
Index

Index Return		Security Return
40.00% 30.00% 20.00%	Maximum Gain	20.00% 20.00% 20.00%
10.00% 6.67% 3.33%	2x Index Return	20.00% 13.33% 6.67%
0%		0%
-20.00% -30.00% -40.00%	10% Downside Protection	-10.00% -20.00% -30.00%

Example 1 – On the Final Valuation Date, the Dow Jones EURO STOXX 50® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60.

Example 2 – On the Final Valuation Date, the Dow Jones EURO STOXX 50® Index closes 20% above the Index Starting Level. Since two times the Index Return of 20% is more than the Maximum Gain of 20.00%, you will receive the Maximum Gain of 20.00%, or $12.00 per $10 ROS.

Example 3 – On the Final Valuation Date, the Dow Jones EURO STOXX 50® Index closes 3% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00, calculated as follows: $10.00 + ($10.00 x (-20% + 10%)).

ROS Linked to Nikkei® 225 Index, Maximum Gain of 22.25% to 25.25% (to be set on Trade Date)

The Nikkei® 225 Index is sponsored by Nikkei Inc. (known as Nihon Keizai Shimbun, Inc. prior to January 1, 2007). As discussed more fully in underlying supplement no. 13 under the heading "The Nikkei® 225 Index," the Nikkei® 225 Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

You can obtain the level of the Nikkei® 225 Index at any time from the Bloomberg Financial Markets page "NKY <Index> <GO>", from the Reuters service under the symbol "NKY.TK" or from the Nikkei Inc. website at www.nni.nikkei.co.jp.

Information contained in the Nikkei Inc. website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the Nikkei® 225 Index from January 1, 1997 to December 28, 2007. The historical levels of the Nikkei® 225 Index should not be taken as an indication of future performance.



Source – Bloomberg L.P.

The closing level of the Nikkei® 225 Index on December 28, 2007 was 15,307.78.

The information on the Nikkei® 225 Index provided in this free writing prospectus should be read together with the discussion under the heading "The Nikkei® 225 Index" in underlying supplement no. 13.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 23.75% and a range of performance for the Nikkei® 225 Index from +35% to -35%. The actual Maximum Gain for each offering will be set on the Trade Date.



Example 1 – On the Final Valuation Date, the Nikkei® 225 Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60.

Example 2 – On the Final Valuation Date, the Nikkei® 225 Index closes 20% above the Index Starting Level. Since two times the Index Return of 20% is more than the Maximum Gain of 23.75%, you will receive the Maximum Gain of 23.75%, or $12.38 per $10 ROS.

Example 3 – On the Final Valuation Date, the Nikkei® 225 Index closes 3% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00, calculated as follows: $10.00 + ($10.00 x (-20% + 10%)).

ROS Linked to NASDAQ 100® Index, Maximum Gain of 18.50% to 21.50% (to be set on Trade Date)

The NASDAQ 100® Index is sponsored by Nasdaq Stock Market, Inc. ("**Nasdaq**"). As discussed more fully in underlying supplement no. 13 under the heading "NASDAQ 100® INDEX," the NASDAQ 100® Index is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on the Nasdaq Global Market tier of the Nasdaq 100. The major industry groups covered in the NASDAQ 100® Index include: technology, consumer services, health care, industrials, consumer goods, telecommunications, basic materials, and oil & gas.

You can obtain the level of the NASDAQ 100® Index at any time from the Bloomberg Financial Markets page "NDX<Index><GO>" or from the Nasdaq website at www.nasdaq.com.

Information contained in the Nasdaq website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the NASDAQ 100® Index from January 1, 1997 to December 28, 2007. The historical levels of the NASDAQ 100® Index should not be taken as an indication of future performance.



Index Closing Level
5400
4900
4400
3900
3400
2900
2400
1900
1400
900
400
Jan-1997
Jan-1999
Jan-2001
Jan-2003
Jan-2005
Jan-2007

Source – Bloomberg L.P.

The closing level of the NASDAQ 100® Index on December 28, 2007 was 2,107.05.

The information on the NASDAQ 100® Index provided in this free writing prospectus should be read together with the discussion under the heading "NASDAQ 100® Index" in underlying supplement no. 13.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 20.00% and a range of performance for the Nasdaq-100 Index® from +35% to -35%. The actual Maximum Gain for each offering will be set on the Trade Date.



Return on Notes
35%
25%
15%
5%
-5%
-15%
-25%
-35%
-35% -30% -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35%
Index Return at Maturity
The ROS pay two times the positive Index Return up to the Maximum Gain on the Securities of 20.00%
The ROS participate fully in the decline of the index if such decline is greater than 10.00%
If the Index appreciates by more than 10.00%, the ROS pay the Maximum Gain of 20.00%
ROS
Index

Index Return		Security Return
40.00% 30.00% 20.00%	Maximum Gain	20.00% 20.00% 20.00%
10.00% 6.67% 3.33%	2x Index Return	20.00% 13.33% 6.67%
0%		0%
-20.00% -30.00% -40.00%	10% Downside Protection	-10.00% -20.00% -30.00%

Example 1 – On the Final Valuation Date, the NASDAQ 100® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60.

Example 2 – On the Final Valuation Date, the NASDAQ 100® Index closes 20% above the Index Starting Level. Since two times the Index Return of 20% is more than the Maximum Gain of 20.00%, you will receive the Maximum Gain of 20.00%, or $12.00 per $10 ROS.

Example 3 – On the Final Valuation Date, the NASDAQ 100® Index closes 3% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00, calculated as follows: $10.00 + ($10.00 x (-20% + 10%)).

ROS Linked to MSCI Linked to Emerging Markets Index^{SM}, Maximum Gain of 25.50% to 28.50% (to be set on Trade Date)

The MSCI Emerging Markets Index^{SM} was developed by Morgan Stanley Capital International Inc. ("**MSCI**") as an equity benchmark for international stock performance and is designed to measure equity market performance in the global emerging markets. As discussed more fully in underlying supplement no. 13 under the heading "The MSCI Emerging Markets Index^{SM}," the MSCI Emerging Markets Index^{SM} is a free float-adjusted market capitalization index of all of the equity securities constituting the MSCI indices for the selected countries. As of December 28, 2007, the MSCI Emerging Markets Index^{SM} consisted of 25 of the following emerging markets component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Each of the merging markets component country indices is a sampling of equity securities across industry groups in such country's equity markets.

You can obtain the level of the MSCI Emerging Markets Index^{SM} at any time from the Bloomberg Financial Markets page "MXEF<Index><GO>" (or from the MSCI website at www.mscibarra.com)

Information contained in the Nasdaq website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the MSCI Emerging Markets Index^{SM} from January 1, 1997 to December 28, 2007. The historical levels of the MSCI Emerging Markets Index^{SM} should not be taken as an indication of future performance.



1600
1400
1200
1000
800
600
400
200
0
Index Closing Level
Jan-1997
Jan-1999
Jan-2001
Jan-2003
Jan-2005
Jan-2007

Source – Bloomberg L.P.

The closing level of the MSCI Emerging Markets Index® on December 28, 2007 was 1,247.07.

The information on the MSCI Emerging Markets Index^{SM} provided in this free writing prospectus should be read together with the discussion under the heading "MSCI Emerging Markets Index^{SM}" in underlying supplement no. 13.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 27.00% and a range of performance for the MSCI Emerging Markets Index^{SM} from +45% to -45%. The actual Maximum Gain for each offering will be set on the Trade Date.



45%
35%
25%
15%
5%
-5%
-15%
-25%
-35%
Return on Notes
The ROS pay two times the positive Index Return up to the Maximum Gain on the Securities of 27.00%
The ROS participate fully in the decline of the index if such decline is greater than 20.00%
If the Index appreciates by more than 13.50%, the ROS pay the Maximum Gain of 27.00%
-45%
-35%
-25%
-15%
-5%
5%
15%
25%
35%
45%
Index Return at Maturity
ROS
Index

Index Return		Security Return
40.00% 30.00% 20.00%	Maximum Gain	27.00% 27.00% 27.00%
13.50% 9.00% 4.50%	2x Index Return	27.00% 18.00% 9.00%
0%		0%
-20.00% -30.00% -40.00%	10% Downside Protection	-00.00% -10.00% -20.00%

Example 1 – On the Final Valuation Date, the MSCI Emerging Markets Index^{SM} closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60.

Example 2 – On the Final Valuation Date, the MSCI Emerging Markets Index^{SM} closes 20% above the Index Starting Level. Since two times the Index Return of 20% is more than the Maximum Gain of 27.00%, you will receive the Maximum Gain of 27.00%, or $12.70 per $10 ROS.

Example 3 – On the Final Valuation Date, the MSCI Emerging Markets Index^{SM} closes 3% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.

Example 4 – On the Final Valuation Date, the MSCI Emerging Markets Index^{SM} closes 30% below the Index Starting Level. Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00, calculated as follows: $10.00 + ($10.00 x (-30% + 20%)).

Supplemental Plan of Distribution

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.175 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not to exceed the discounts and commissions indicated on the cover. See "Underwriting" in the accompanying product supplement.